  Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
1920 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

September 17, 2007

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on September 17, 2007 via news wire service.

Item 4.	Summary of Material Changes

See attached press release.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Elaine Sanders, Chief Financial Officer, at (604) 633-4888.

Item 9.	Date of Report

September 27, 2007